Exhibit 12

MAKO SURGICAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
STOCK DIVIDEND AND ACCRETION REQUIREMENTS

	The Company						Predecessor (1)
(in thousands ) Earnings (loss):	Three Months Ended March 31,	Years Ended December 31,				Nov. 12, 2004 through Dec. 31,	Jan. 1, 2004 through Nov. 11,
	2009	2008	2007	2006	2005	2004	2004
Pretax loss from continuing operations	$(8,885)	$(37,082)	$(20,658)	$(10,617)	$(5,147)	$(1,039)	$(4,442)
Fixed charges	18	119	372	245	13	4	356
Adjusted loss	(8,867)	(36,963)	(20,286)	(10,372)	(5,134)	(1,035)	(4,086)
Fixed charges:
Interest	—	2	7	7	—	—	332
Net amortization of debt discount and premium and issuance expense	—	45	305	211	—	—	—
Interest portion of rental expense	18	72	60	27	13	4	24
Total fixed charges	18	119	372	245	13	4	356
Deficiency of earnings available to fixed charges	(8,885)	(37,082)	(20,658)	(10,617)	(5,147)	(1,039)	(4,442)

Ratio of earnings to fixed charges (2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Preferred stock dividend and accretion requirements	—	565	3,660	1,876	1,141	22	780
Total fixed charges and preferred stock dividend and accretion requirements	18	684	4,032	2,121	1,154	26	1,136
Deficiency of earnings available to combined fixed charges and preferred stock dividend and accretion requirements	$(8,885)	$(37,647)	$(24,318)	$(12,493)	$(6,288)	$(1,061)	$(5,222)

Ratio of earnings to combined fixed charges and preferred stock dividend and accretion requirements (2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)

We were formed in November 2004 to be the successor of the computer assisted surgery, or CAS, and haptic robotics business of Z-Kat, Inc., a company founded in 1997 to develop CAS technologies. Z-Kat, Inc. is considered to be our “Predecessor.” The financial information set forth for our Predecessor for the period from January 1, 2004 to November 11, 2004 has been derived from the Predecessor’s statement of operations.

(2)	In each of the periods presented, earnings were insufficient to cover the fixed charges or combined fixed charges and preferred stock dividend and accretion requirements.